Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Launches Madsen Underground Drill Program

     "8 Zone First Drill Target"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, Dec. 17 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
announces that it has launched its Phase 1 Underground drill program at the
Madsen exploration property at Red Lake, Ontario.
     The initial underground drill targets include the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8
Zone shear system. The 20-hole Phase 1 program is anticipated to continue through to the end of the second quarter.
     The underground drill program, initially planned for late in the first half of 2009, was advanced as it became evident that the 8 Zone could be successfully targeted from the 10th level of the Madsen mine shaft.
     The 8 Zone ore lense was discovered in 1969 and mined between the 22nd and 27th levels through to mine closure in 1976. Underground mapping and historic documentation shows the 8 Zone as a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. The system remains open in all directions and shows strong similarities to high grade mineralization presently being mined at Goldcorp's Red Lake Complex.
     The Madsen mine is permitted as an "Advanced Exploration" project. The
Madsen property contains extensive infrastructure with a 500 tonne per day mill that has capacity for expansion, a permitted tailings management facility and a five compartment 4,000 foot operating shaft.

     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 830,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505 or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:11e 17-DEC-08